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                                                             Filed by: EGL, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rules 14a-12 of
                                             the Securities Exchange Act of 1934

                               Subject Company: Circle International Group, Inc.

                   File Number for Registration Statement on Form S-4: 333-42310

AT THE COMPANY
-----------------------------------
      Mike Slaughter
      Vice President
      Investor Relations
      (281) 618-3428
----- ----------------------------- --

FOR IMMEDIATE RELEASE -- Monday, September 18, 2000

                  EGL, INC. SHAREHOLDERS VOTE TO APPROVE MERGER
                     WITH CIRCLE INTERNATIONAL GROUP, INC.


HOUSTON, TEXAS, SEPTEMBER 18, 2000 -- EGL, INC. (NASDAQ:EAGL), announced that its shareholders today approved the issuance of EGL shares in connection with the proposed merger with Circle International Group, Inc. On Wednesday, September 20, 2000, Circle International Group, Inc. shareholders will meet to vote on the proposal to adopt the merger agreement with EGL. EGL expects to complete the merger by October 2, 2000.

Houston-based EGL, Inc. operates under the name EGL Eagle Global Logistics. EGL's dedication to providing superior flexibility and fewer shipping restrictions on a price competitive basis has made it a leading provider of airfreight forwarding and other transportation and logistics services. Its network of 92 terminals in nine countries features state-of-the-art information systems designed to maximize cargo management efficiency and customer satisfaction. Its fiscal 1999 revenues totaled more than $595 million. The Company's shares are traded on the NASDAQ National Market under the symbol "EAGL."

                  FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

The statements in this press release regarding the completion of the merger with Circle International Group, Inc., or other aspects of the merger, and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, risks that the merger will be delayed or not occur and other factors detailed in the Company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

EGL has filed a registration statement on Form S-4 with the SEC. In connection with the merger, EGL and Circle have mailed a joint proxy statement/prospectus, which is part of the registration statement to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statements when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus contains important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. The registration statement, joint proxy statement prospectus and other documents are available free of charge on the SEC's web site at http://sec.gov and from the EGL and Circle contacts listed in the documents. In addition to the registration statement and the joint proxy statement/prospectus, EGL and Circle file annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from EGL and Circle.

IN ADDITION, THE IDENTITY OF THE PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED "PARTICIPANTS IN THE SOLICITATION" OF EGL SHAREHOLDERS AND CIRCLE SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER, AND ANY DESCRIPTION OF THEIR INTERESTS, IS AVAILABLE IN AN SEC FILING UNDER SCHEDULE 14A MADE BY BOTH EGL AND CIRCLE ON JULY 3, 2000.

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                        FOR MORE INFORMATION ABOUT EAGLE:
    CONTACT EAGLE INVESTOR RELATIONS VIA THE INTERNET AT MSLAUGHT@EAGLEGL.COM
               OR BY TELEPHONE AT 281/618-3428, MICHAEL SLAUGHTER,
                       VICE PRESIDENT INVESTOR RELATIONS.
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